UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)*

                         Equity Corporation International

                                 (Name of Issuer)

           Common Stock, par value $.01 per share, including preferred share purchase rights associated with the Common Stock

                          (Title of Class of Securities)

                                   294644 10 9
                        __________________________________
                                  (CUSIP Number)

               James M. Shelger, Service Corporation International,
                     1929 Allen Parkway, Houston, Texas 77019

             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                November 14, 1996
                        __________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                         PAGE 2 OF 9 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Investment Capital Corporation

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Texas


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
         ATTESTATION.
                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                         PAGE 3 OF 9 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SCI Capital Corporation

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
         ATTESTATION.
                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                         PAGE 4 OF 9 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SCI Special, Inc.

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
         ATTESTATION.
                                    SCHEDULE 13D

         CUSIP NO. 294644 10 9                         PAGE 5 OF 9 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Service Corporation International

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                    /  /


         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
         ATTESTATION.







         ITEM 1.   SECURITY AND ISSUER

                   The Schedule 13D and Amendment No. 1 thereto (the "Schedule 13D") filed with the United States Securities and Exchange Commission on May 13, 1996 by Investment Capital Corporation ("ICC"), SCI Capital Corporation ("SCI Capital"), SCI Special, Inc. ("SCI Special") and Service Corporation International ("SCI") with respect to the common stock, par value $.01 per share, including preferred share purchase rights associated with the common stock (the "Common Stock"), of Equity Corporation International, a Delaware corporation (the "Issuer") is hereby amended to furnish the information set forth herein. All capitalized terms contained herein shall have the same meanings ascribed to such terms in the Schedule 13D.

         ITEM 2.   IDENTITY AND BACKGROUND

                   Item 2 is amended to add the following paragraph:

                   The names, business addresses, principal occupations and citizenship of the executive officers and directors of SCI Capital as of November 13, 1996 as well as the name, principal business and address of the corporation or organization in which such occupation is conducted, are set forth in Schedule 1-A hereto, which is incorporated herein by reference.


         ITEM 4.   PURPOSE OF TRANSACTION

                   Item 4 is amended and restated to read in its entirety as follows:

                   The Shares of Common Stock were acquired by ICC for purposes of investment. Except as set forth below, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the items described in Schedule 13D,
         Item 4, paragraphs (a) through (j).

                   The Board of Directors of SCI has authorized the executive officers of SCI to pursue the disposition of all or a portion of the Common Stock of the Issuer beneficially owned by the Reporting Persons. There can be no assurances that any such disposition will occur nor as to the timing or manner thereof.
         Any such disposition may or may not be conditioned upon or related to the acquisition by SCI or one or more of its affiliates of The Loewen Group, Inc.






                                Page 6 of 9 Pages








         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   Item 5 is amended to add the following:

                   From and after the filing of Amendment No. 1 to the
         Schedule 13D, and as of November 13, 1996, optionees under the Plan have exercised options for 3,333 shares of Common Stock on May 30, 1996, 2,000 shares of Common Stock on July 3, 1996 and 3,333 shares of Common Stock on September 3, 1996. In each case, the option exercise price was $13.000 per share.

                   After giving effect to the Issuer's 3-for-2 stock split distributed in October 1996, the Reporting Persons were the beneficial owners as of November 13, 1996 of 7,994,747 shares of Common Stock of the Issuer, which represented 41.6% of the outstanding shares of Common Stock. Under the Plan, options to purchase 696,501 shares have not yet been exercised. Of such unexercised options, options to purchase 459,501 shares of Common Stock are currently exercisable, and options to purchase 237,000 shares of Common Stock are not exercisable within the next sixty (60) days.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   Exhibit A   Agreement Regarding Joint Filing of
                               Schedule 13D
























                                Page 7 of 9 Pages







                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         November 14, 1996             INVESTMENT CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI SPECIAL, INC.



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SERVICE CORPORATION INTERNATIONAL



                                       By:   /s/  James M Shelger
                                          Name:   James M. Shelger
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary








                                Page 8 of 9 Pages







                                   SCHEDULE A-1

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                             SCI CAPITAL CORPORATION

                   Listed below are the directors and executive officers of SCI Capital Corporation. Each director and executive officer is a citizen of the United States.


      Name, Title with
      SCI Capital Corporation          Principal Occupation, Employer
      and Business Address             and Employer's Address

      Douglas B. Miller                Regional President/Southern California/
      President and Director             Hawaii
      10621 Victory Blvd.              SCI California Funeral Services, Inc.
      North Hollywood, California      1929 Allen Parkway
        91606                          Houston, Texas 77019


      Michael K. Wick                  Regional President/Northern California
      Vice President and Director      SCI California Funeral Services, Inc.
      8201 Greenback Lane, 3rd Floor   1929 Allen Parkway
      Fair Oaks, California 95628      Houston, Texas  77019

      Olen Rowe                        Area Manager
      Secretary and Director           Mt. View Cemetery of San Bernadino
      570 East Highland Avenue         1929 Allen Parkway
      San Bernadino, California        Houston, Texas 77019
        92404


      John H. Lohman, Jr.              Director/Taxation
      Treasurer                        SCI Management Corporation
      1929 Allen Parkway               1929 Allen Parkway
      Houston, Texas  77019            Houston, Texas 77019















                                Page 9 of 9 Pages